January 31, 2006

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

Washington, D.C. 20549

Re:	CallWave, Inc.
File No. 0-50958
Form 10-K for Fiscal Year Ended June 30, 2005
Filed September 15, 2005
Form 10-Q for the Quarter Ended September 30, 2005
Filed November 15, 2005

Dear. Mr. Spirgel:

We are in receipt of your letter dated January 20, 2006, regarding the above referenced Securities and Exchange Commission (the “Commission”) filings made by CallWave, Inc. (the “Company”). We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the year ended June 30, 2005

Form 10-Q for the quarter ended September 30, 2005

The Company and Basis of Presentation

Investments in minority owned companies, page 5

1.	We agree that SFAS 144 does not apply to equity securities accounted for under the cost method. In our next quarterly filing, the 10-Q for the quarter ended December 31, 2005, we will clarify that our analysis of other-than-temporary impairment is based on the criteria outlined in FASB Staff Position (FSP) Nos. FAS 115-1 and FAS 124-1 and on EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments”, and will provide the disclosures required in paragraph 18 of FSP FAS 115-1 and FAS 124-1.

Inventories, page 13

Mr. Larry Spirgel Assistant Director	2	January 31, 2006

2.	CallWave inventories consisted of both prepaid mobile phones and prepaid phone cards. An analysis of the components of inventory follows:

	Balance at June 30, 2005	Balance at September 30, 2005
Prepaid phone cards	200,265	200,265
Prepaid cell phones	43,154	35,349

Total inventory at cost	244,569	235,614
Inventory reserve	0	-235,614

Inventory balance	244,569	0

At June 30, 2005, the Company planned to sell prepaid phone cards with a face value of $10.00 which CallWave purchased at $1.30. Management considered various ways to market these cards and determined that as a last resort, they could be sold on E-Bay at cost which approximated market value. Upon review of actual results of that plan in Q1, FY 2006, Management noted that none of the phone cards had been sold and it was determined that these cards would be given away to customers as a marketing promotional item or a retention tool. Therefore, the Company recorded an impairment loss of $200,265 related to the phone cards.

Through the quarter ended September 30, 2005, used, refurbished prepaid cell phones into which the CallWave functionality is embedded were marketed as “free” phones if customers paid $19.99 to cover shipping and handling costs and signed up for a one month trial subscription to the CallWave services cancelable at any time. If the customer canceled the CallWave service within one month, then there would be no charge for the service and the customer retained the phone. The price of $19.99 covered the shipping and handling charges (approximately $8) as well as part of the cost of the phones ($22—$24). Beginning in October, 2005 (fiscal Q1 2006) the price was reduced to $9.99 to only recover shipping and handling costs under the same condition as before. At this point it was clear that the $9.99 was solely to cover the shipping and handling costs and the cost of the phone was a marketing cost. This strategy uses the phone as a promotional item that will generate a potential non-guaranteed future income stream of subscription revenue. The services, however, are cancelable at any time. As there is no contractually guaranteed future revenue stream against which to match the cost of the phones and as the cost of the phones exceeds the net realizable value of zero, we recorded an impairment allowance of $35,349 related to the phones at September 30, 2005. This treatment is in accordance with ARB 43, Statement 6, which indicates that in the phrase, lower of cost or market, the term market means current replacement cost except that market should not exceed the net realizable value (i.e., the estimated selling price in the ordinary course of business less reasonably predictable costs of completion and disposal). In this case the selling price is zero. In accordance with EITF 01-9, the cost of the phones was classified as cost of sales as the incentives were free products delivered to customers at the time of the sale of another service.

3.	In the future we intend to scale back and ultimately phase out providing cell phones to CallWave customers. In the meantime, we intend to expense the phones as purchased to

Mr. Larry Spirgel Assistant Director	3	January 31, 2006

reflect that fact that we are using them as a marketing tool (as described above) and record the $9.99 charged to cover shipping and handling costs as a reduction of shipping and handling costs charged to cost of sales. According to EITF 00-10, Accounting for Shipping and Handling Fees and Costs, all amounts billed to a customer in a sale transaction related to shipping and handling, if any, represent revenues earned for the goods provided and should be classified as revenue. It is our current view that shipping a “free” phone (thereby generating no revenue) is not a sales transaction and is, rather, a promotional give-away designed as an incentive for potential customers to subscribe to the CallWave mobile services and the shipping and handling charge is a reimbursement of shipping and handling costs. EITF 00-10 also indicates that the SEC expects registrants to evaluate the significance of the shipping and handling costs to each line on the income statement for the purpose of applying the guidance. For the three months ended September 30, 2005, the total of shipping and handling costs offset to cost of sales was approximately $50,000, which equates to less than 1% of revenue and about 1% of cost of sales for that quarter.

Results of Operations

Three Months Ended September 30, 2005 and September 30, 2004, page 15

Impairment Loss, page 15

Note: this should be treated as “confidential” information as it could damage ring2’s reputation and its prospects to raise additional funds. ring2 is a closely held UK based company.

4.	The investment in ring2 Communications Limited, or “ring2,” made in January 2005 consisted of (a) the purchase of common stock at a purchase price of $125,000 accounted for on the cost method; (b) the purchase of a promissory note, convertible into common stock, at a purchase price of $125,000; and (c) a license to use ring2 technology, for which we paid a license fee in the amount of $125,000. The aggregate sum of $375,000 for those three items was reported in “Other Assets” on the balance sheet at June 30, 2005. In connection with preparation of our financial statements as of June 30, 2005, we relied upon ring2’s additional round of equity (closed in March 2005 at the same price as CallWave’s investment) and reviewed ring2’s preliminary, company prepared unaudited balance sheet and income statement for the 5 months ended May 31, 2005 for ring2 Communications, Ltd. The working capital appeared to be sufficient to sustain ring2 operations, additional equity had been raised and a complete analysis had been done prior to making the investment. Therefore, we determined that our investment had not been “other-than-temporarily” impaired.

In connection with preparation of the CallWave financial statements for the quarter ended September 30, 2005, we reviewed ring2’s updated financial statements. These

Mr. Larry Spirgel Assistant Director	4	January 31, 2006

preliminary, company prepared, unaudited financials indicated working capital of £106,000 and nine months expenses totaling £111,000, or approximately £12,000 per month which is equivalent to nine months cash flow. On further review of these financials, we determined that the UK parent was funding the US subsidiary to the extent of £30,000 per month. This brought the total cash used on a monthly basis to £36,000. ring2 had only £106,000 in working capital which would provide less than three months’ cash flow. ring2 reported that they were attempting to raise additional capital, but that there were no binding commitments. As a result, we determined that a change of circumstances had occurred in the quarter that had a significant adverse effect on the fair value of the investment (the “impairment indicator”) according to FSP FAS 115-1 and FAS 124-1. Management had significant concern about ring2’s ability to continue as a going concern as indicated by its negative cash flows from operations and insufficient working capital to fund operations. Based on the financial condition and near-term prospects of ring2, management estimated the fair value of the investment in the capital stock of ring2 and the note receivable from ring2 was zero and that the impairment was other-than-temporary. Since no evidence existed to support a realizable value equal to or greater than the carrying value of the investment, a realized loss was recognized to the extent of the carrying value of the investment in common stock ($125,000) and of the note receivable plus accrued interest to date ($128,000) in accordance with SAB Topic 5.M, Other Than Temporary Impairment of Certain Investments in Debt and Equity Securities.

It was management’s opinion at the time of filing of the 10-Q for September 30, 2005, that the carrying value of the license ($106,000 net of amortization) still had a fair value equal to its unamortized cost. ring2’s technology was successfully integrated into CallWave’s software product. The integrated product was test marketed in October, but the customer interest was substantially less favorable than expected. Following an in-depth review of the results and discussions with ring2 the Company decided to abandon the integrated version of the software product and to discontinue further development efforts based upon ring2’s technology. In Q2 FY 2006, a determination was made and the remaining $102,000 (after amortization) was expensed as failed research and development expense.

Liquidity and Capital Resources, page 16

5.	Install fees recognized as revenue totaled approximately $176,000 or less than 2% of total revenue for the quarter ended September 30, 2005. These fees are charged at the rate of $10 per new subscriber. In accordance with SAB 104, Revenue Recognition, guidance regarding up-front fees, these install fees are recorded as deferred revenue and amortized to revenue over the expected period of performance, or the average customer’s subscription life, 12 months. Our footnote disclosure indicates that we follow SAB 104 and that we recognize revenue ratably over the subscription period when the SAB 104 criteria are met. We did not, however, separately disclose the

Mr. Larry Spirgel Assistant Director	5	January 31, 2006

revenue recognition policy related to these install fees as we believed it was immaterial. In future filings, however, we will clarify the accounting policy for these fees.

Please contact me if you have any other questions.

Best regards,

/s/ C. Stephen Cordial
C. Stephen Cordial
Chief Financial Officer
CallWave, Inc.